Exhibit 99.2

GW Pharmaceuticals PLC Director/PDMR Shareholding

GW Pharmaceuticals PLC

26 November 2013

GW Pharmaceuticals PLC

GW Pharmaceuticals PLC (“GW Pharmaceuticals plc” or the “Company”)

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Porton Down, UK, 26 November 2013: GW Pharmaceuticals plc (AIM: GWP) announces that it was notified today that Mr Justin Gover, Chief Executive Officer of the Company, today transferred 500,000 0.1 pence ordinary shares of GW Pharmaceuticals plc to unconnected family members as a gift for nil consideration.

This transaction, representing less than 0.3% of the Company’s current issued share capital, was completed when the market price was 174 pence per share.

Following this notification, Mr Gover’s beneficial interest in GW Pharmaceuticals plc ordinary shares of 0.1 pence each, has reduced to 3,483,368 shares, representing 2.0% of the Company’s current issued share capital.

The total number of shares outstanding in the Company is 177,824,687 ordinary shares of 0.1 pence each.

Enquiries:

GW Pharmaceuticals PLC Tel: +44 (0)1980 557 000

Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser) Tel: +44 (0)207 418 8900

James Steel/Vijay Barathan